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                             November 10, 2021

       Israel Bar
       Chief Executive Officer
       Maris Tech Ltd.
       3 Golda Meir Street
       Ness Ziona, Israel 7403648

                                                        Re: Maris Tech Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed November 1,
2021
                                                            File No. 333-260670

       Dear Mr. Bar:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 26, 2021, letter.

       Registration Statement on Form F-1

       Prospectus Summary
       Recent Developments
       April 2021 Offering Related Arrangements, page 3

   1. We note that the option agreement filed as Exhibit 10.10 provides that Mr. Afik is entitled to convert up to 50% of
his fees into your shares "under the pre-IPO terms," and this provision appears
crossed out and stamped with your name. Please clarify the current legal status of this
provision. If Mr. Afik remains entitled to these shares, please revise your disclosure
accordingly. If the parties to the option agreement have agreed to nullify or amend this
provision, please file an amended exhibit to that effect.
 Israel Bar
Maris Tech Ltd.
November 10, 2021
Page 2
Risk Factors
Our articles of association provide that, unless we consent to an alternative forum . . . , page 26

2. We note your disclosure that your exclusive forum provision does not apply to actions arising under the Exchange Act. Please ensure that the exclusive forum provision in your articles of association (as effective on the closing of the offering) states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.
Capitalization, page 36

3. Please revise to add a pro forma adjustment column and clearly explain and reconcile each adjustment in the footnotes. To the extent an adjustment includes multiple components, please present and discuss each component separately so that readers can more fully understand how each adjustment was determined. Alternatively, consider providing pro forma financial statements pursuant to Article 11 of Regulation S-X and including a cross reference in the capitalization table section to the pro forma financial statements.
Dilution, page 39

4. Please revise to exclude the deferred issuance costs from your net tangible book value or explain to us why you believe these deferred issuance costs represent a tangible asset.

Condensed Interim Balance Sheets, page F-3

5. Please explain the discrepancy between the 489,312 preferred shares issued and outstanding as of June 30, 2021 shown here and the 489,812 shares issued and outstanding disclosed on page F-5.
Exhibits

6. Please refile your exhibits in the proper text-searchable format. Please refer to Section
         5.2.3.6 of the EDGAR File Manual (Volume II) EDGAR Filing (Version 59) (September
         2021) and Item 301 of Regulation S-T.
7. It appears you are attempting to redact information from certain exhibits pursuant to Item
       601(b)(10)(iv) of Regulation S-K. Please revise your Exhibit Index as appropriate and refile these exhibits to include on the first page of each redacted exhibit the legend required by Item 601(b)(10)(iv). Please clearly indicate each instance where information
FirstName LastNameIsrael Bar
       has been redacted with square brackets and a specified number of asterisks, ensuring text-
Comapany    NameMaris
       searchability.      Techredacting
                         Avoid  Ltd.     information in schedules (or similar
attachments) to your
       exhibits
November         that isPage
            10, 2021     properly
                             2    omitted pursuant to Item 601(a)(5) of
Regulation S-K.
FirstName LastName
 Israel Bar
FirstName
Maris TechLastNameIsrael   Bar
            Ltd.
Comapany 10,
November   NameMaris
               2021    Tech Ltd.
November
Page  3    10, 2021 Page 3
FirstName LastName
       You may contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact
Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Angela Gomes